PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

5th November 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 5th November 2005:

"Mauritania Drilling Update"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

PREMIER OIL PLC
("Premier")

Mauritania Drilling Update

Premier reports that the Capitaine-1A well on PSC B offshore Mauritania has been drilled to a total depth of 3,130 metres. Initial evaluation of drilling data indicates that the well has not encountered hydrocarbons. Some good quality early Miocene age sands have been intersected but are interpreted as water bearing. The well is currently being wireline logged and evaluation of these data will be needed before any definitive announcement on fluid type.

Upon completing operations at the Capitaine-1A well, the Stena Tay rig will move to the Tiof-4 appraisal well location.

5 November 2004

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Robin Allan
Mark Akers

College Hill **Tel: 020 7457 2020**
Jim Joseph
Nick Elwes

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia (Indonesia, Philippines, Vietnam, Pakistan and India) and Africa (Mauritania, Guinea Bissau, Gabon and Egypt).

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	**PSC A**	**PSC B**
	%	%
Woodside	53.846	53.846
BG Group	13.084	11.630
Hardman Resources	24.300	21.600
Fusion Mauritania A*	4.615	-
Premier	-	9.231
ROC Oil	4.155	3.693

The Government of Mauritania has the right to back in to 12% equity in developments producing less than 75,000 barrels of oil per day.

*Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.